UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 5, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sims Metal Management Limited

File No. 001-33983 - CF#30238

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Sims Metal Management Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on October 16, 2013.

Based on representations by Sims Metal Management Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.8	through June 30, 2023
Exhibit 4.22	through December 31, 2018
Exhibit 4.23	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary